Exhibit (a)(5)(D)

Hunter Maritime Acquisition Corp. Announces Extension of Tender Offer to Purchase up to 8,233,100 of its
Class A Common Shares—Tender Offer, as extended, will Expire at 5:00 p.m. New York City Time on June 2, 2017, Unless Extended or Earlier Terminated
May 25, 2017 – Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (the "Company") today announced that its previously announced tender offer, as amended, (the "Tender Offer") to purchase up to 8,233,100 of its Class A common shares, par value $0.0001 per share, at a purchase price of $10.00 per Class A common share has been extended until 5:00 p.m. New York City time on June 2, 2017, unless extended or earlier terminated by the Company (the "Expiration Date").
The Class A common shares are currently listed on the Nasdaq Capital Market under the symbol "HUNT." The last reported trading price of the Company's Class A common shares on the Nasdaq Capital Market on May 25, 2017 was $9.80 per share. As of May 25, 2017, 4,432,303 Class A common shares have been validly tendered pursuant to the Tender Offer and not properly withdrawn.
Only Class A common shares validly tendered prior to the Expiration Date, and not properly withdrawn, will be purchased by the Company pursuant to the Tender Offer. The Company's obligation to purchase Class A common shares pursuant to the Tender Offer is subject to the satisfaction of certain conditions.  There will be no proration in the event more than 8,233,100 Class A common shares are validly tendered and not properly withdrawn.  Class A common shares tendered pursuant to the Tender Offer but not purchased by the Company in the Tender Offer will be returned at the Company's expense promptly following the expiration of the Tender Offer.
The Tender Offer is being made in connection with the Company's previously announced proposed acquisition of five identified Capesize dry bulk carriers, for an aggregate purchase price of $139.4 million in cash, in an en-bloc transaction, subject to the satisfaction of certain important conditions precedent (the "Acquisition"). The Tender Offer is being made pursuant to the Company's organizational documents to provide the Company's public shareholders with an opportunity to redeem their Class A common shares for a pro rata portion of the trust account (the "Trust Account") established to hold the proceeds of the Company's initial public offering consummated on November 23, 2016. The Company intends to fund the purchase of Class A common shares in the Tender Offer with cash available to the Company from the Trust Account.
The Company's board of directors recommends that existing shareholders not tender their Class A common shares after they review the Offer to Purchase, contained in the Company's tender offer statement on Schedule TO, as amended, which has been filed with the U.S. Securities and Exchange Commission (the "SEC") and which has been distributed to shareholders.
About Hunter Maritime Acquisition Corp.
Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in of vessels) or one or more operating businesses, which the Company intends to be in the international maritime shipping industry.
Important Legal Information
This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell securities of the Company. The Company has filed a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the Tender Offer, as such documents have been or may be amended from time to time. These documents contain important information about the Tender Offer that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials have been and will be made available to the shareholders of the Company at no expense to them. In addition, such materials (and all other documents filed by the Company with SEC are, and will be, available at no charge from the SEC through its website at www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to Morrow Sodali LLC, as Information Agent for the Tender Offer, by telephone at: (800) 662-5200 or by email at: HUNT.info@morrowsodali.com. Shareholders of the Company are urged to read the Tender Offer documents and other relevant materials before making any investment decision with respect to the Tender Offer because they contain important information about the Tender Offer and the Acquisition described herein.
This press release contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.